UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  Amersham plc
                                (Name of Issuer)

                         Ordinary Shares of 5 pence each
                         (Title of Class of Securities)

                                    G03282103
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 13, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G03282103                   13D


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

                           7    SOLE VOTING POWER

                                See Item 5.

    NUMBER OF SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                See Item 5.
     EACH REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                See Item 5.

                           10   SHARED DISPOSITIVE POWER

                                See Item 5.

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5.

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5.

   14   TYPE OF REPORTING PERSON*

        BK, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 amends and supplements the Report on Schedule 13D, originally filed on December 22, 2003 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto, filed on January 30, 2004, with respect to the Ordinary Shares of 5 pence each (the "Shares") of Amersham plc, a UK corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original
Schedule 13D.

Item 2.       Identity and Background.

         Item 2 is hereby amended in its entirety to read as follows:

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

         CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns all the voting stock of Credit Suisse First Boston (International) Holding AG ("CSFBH"), a Swiss company. CSFBH acts as a holding company for certain subsidiaries of Credit Suisse First Boston in Europe, and since December 1996, in the Pacific region. The address of the principal business and office of CSFBH is Bahnhofstrasse 17, P.O. Box 234, CH-6301 Zug, Switzerland.

         CSFBH owns all of the voting equity of Credit Suisse First Boston (UK) Investments ("CSFB-UKI"), a UK limited liability company that acts as an investment holding company for the UK interests of CSFB. The address of the principal business and office of CSFB-UKI is One Cabot Square, London, UK, E14 4QJ.

         CSFBH also owns all of the voting equity of Credit Suisse First Boston Management AG ("CSFBM"), a Swiss company that provides financial advisory services and participates in many types of financial transactions. The address of the principal business and office of CSFBM is Uetlibergstrasse 231, P.O. Box 990, CH-8070 Zurich, Switzerland.

         Credit Suisse First Boston (UK) Investment Holdings ("CSFB-UKIH") is a UK limited liability company that acts as a holding company for the UK interests of CSFB. CSFB-UKI holds a majority of CSFB-UKIH's equity; CSFBM holds the remaining equity. The address of the principal business and office of CSFB-UKIH is One Cabot Square, London, UK, E14 4QJ.

         CSFB-UKIH holds all of the voting stock of Credit Suisse First Boston (Europe) LTD ("CSFB-E"), a UK limited liability company. CSFB-E is a UK broker-dealer whose principal business is international securities underwriting and trading and corporate advisory services. The address of CSFB-E's principal business and office is One Cabot Square, London, UK, E14 4QJ.

         CSFB-UKIH also holds all of the voting stock of Credit Suisse First Boston Equities Limited ("CSFB Equities"), a UK limited liability company. CSFB Equities is a UK broker-dealer whose principal business is the provision of general advisory, dealing and market making services in UK equities. The address of CSFB-Equities' principal business and office is One Cabot Square, London, UK, E14 4QJ.

         Credit Suisse First Boston International ("CSFB-Int") is a UK bank that structures and trades over-the-counter derivative products linked to interest rates, equities, foreign exchange and credit. The address of the principal business and office of CSFB-Int is One Cabot Square, London, UK, E14 4QJ. The Bank owns a majority of CSFB-Int's voting equity. CSG and CSFBH own the remaining voting equity. CSFB-UKI owns a majority of CSFB-Int's non-voting equity. The Bank and CSG own the remaining non-voting equity. The address of CSFB-Int's principal business and office is One Cabot Square, London, UK, E14 4QJ.

         CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"), which offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients in Europe and other markets around the world. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own the Shares of the Company to which this Statement relates, and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management and the Credit Suisse Financial Services business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

         The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E, CSFB Equities and CSFB-Int are set forth on Schedules A-1 through A-11 attached hereto, each of which is incorporated by reference herein.

         Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E, CSFB Equities or CSFB-Int nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-11 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

         CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

         Under the terms of the coordinated settlement:

         o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

         o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

         In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

         The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

         Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

         On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of
Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

          Under the terms of the Global Settlement:

         o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

         o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

         o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the o Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE
             Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.          Source and Amount of Funds.

Item 3 is hereby amended in its entirety to read as follows:

         The aggregate consideration (exclusive of commissions) paid by CSFB-E, CSFB Equities and CSFB-Int for the acquisitions of the Company's Shares described in Item 5(a) was UK(pound)355,511,294 and NOK1,634,188, consisting of NOK1,504 paid by CSFB-E, UK(pound)355,353,478 paid by CSFB Equities and UK(pound)157,816 and NOK1,632,685 paid by CSFB-Int. The aggregate consideration (exclusive of commissions) paid by CSFB LLC for the American Depository Receipts, each representing five Shares ("ADRs"), described in Item 5(a) was US$211,555.

         The funds used by CSFB-E, CSFB Equities, CSFB-Int and CSFB LLC to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.       Purpose of the Transaction.

Item 4 is hereby amended in its entirety to read as follows:

           CSFB-E acquired 15 Shares for customer facilitation purposes. CSFB Equities acquired 23,000 Shares for customer facilitation purposes, 20,473,541 Shares as part of risk arbitrage trading strategies, 3,786 Shares as part of statistical arbitrage trading strategies and 23,640,445 Shares for hedging purposes. CSFB-Int acquired 56,078 Shares for hedging purposes. CSFB LLC acquired 100 ADRs for customer facilitation purposes and 3,100 ADRs as part of statistical arbitrage trading strategies.

         Each of CSFB-E, CSFB Equities, CSFB-Int and CSFB LLC intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, and in the case of CSFB-E, CSFB Equities and CSFB-Int, depending on client initiated transactions, each of CSFB-E, CSFB Equities, CSFB-Int and CSFB LLC may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth herein, each of the Reporting Person, CSFB-E, CSFB Equities, CSFB-Int and CSFB LLC has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

         (a) As of February 13, 2004, the Reporting Person may be deemed to beneficially own an aggregate of 44,212,865 Shares, consisting of 15 Shares held directly by CSFB-E, 44,140,772 Shares held directly by CSFB Equities, 56,078 Shares held directly by CSFB-Int, and 3,200 ADRs held directly by CSFB LLC. (Each ADR represents five Shares.)

         Accordingly, the Reporting Person may be deemed to beneficially own 6.3% of the outstanding Shares.

         To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E, CSFB Equities or CSFB-Int nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-11 attached hereto, beneficially owns any additional Shares or ADRs.

          (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares and ADRs referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares and ADRs among CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E, CSFB Equities and CSFB-Int.

         (c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares and the ADRs effected by the Reporting Person and its subsidiaries during the period beginning January 29, 2004 and ending February 13, 2004, inclusive.

         (d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or ADRs beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E, CSFB Equities or CSFB-Int.

         (e) Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: February 18, 2004

                                             CREDIT SUISSE FIRST BOSTON, on
                                             behalf of the CREDIT SUISSE FIRST
                                             BOSTON BUSINESS UNIT

                                             By: /s/ Louise Guarneri
                                                 -------------------------------
                                                 Name: Louise Guarneri
                                                 Title: Director


                                                   SCHEDULE A-1

                                    EXECUTIVE OFFICERS OF THE REPORTING PERSON


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue,
New York, New York 10010.

Name                          Business Address           Title                                      Citizenship
----                          ----------------           -----                                      -----------

John J. Mack                  Eleven Madison Avenue      Chairman, Second Chief Executive Officer   United States
                              New York, NY 10010
                              USA

Christopher Carter            Eleven Madison Avenue      Chairman of Europe                         Great Britain
                              New York, NY 10010
                              USA

Brady W. Dougan               Eleven Madison Avenue      Co-President, Institutional Securities     United States
                              New York, NY 10010
                              USA

Stephen R. Volk               Eleven Madison Avenue      Chairman of CSFB                           United States
                              New York, NY 10010
                              USA

Thomas R. Nides               Eleven Madison Avenue      Chief Administrative Officer               United States
                              New York, NY 10010
                              USA

Hector William Hepburn Sants  One Cabot Square           Chief Executive Officer and Assistant      Great Britain
                              London,England             Vice Chairman of European Region

Richard Edward Thornburgh     Eleven Madison Avenue      Ex Officio Member of the Operating         United States
                              New York, NY 10010         Committee and the Executive Board
                              USA

Adebayo Ogunlesi              Eleven Madison Avenue      Global Head of Investment Banking          Nigeria
                              New York, NY 10010
                              USA

Eileen K. Murray              Eleven Madison Avenue      Head of Global Technology, Operations      United States
                              New York, NY 10010         and Product Control
                              USA

Brian Finn                    Eleven Madison Avenue      Co-President, Institutional Securities     United States
                              New York, NY 10010
                              USA

Gary G. Lynch                 Eleven Madison Avenue      Global General Counsel and Vice Chairman   United States
                              New York, NY 10010         to Oversee Research and Legal and
                              USA                        Compliance Departments

Paul Calello                  Eleven Madison Avenue      Chairman and Chief Executive Officer       United States
                              New York, NY 10010         of the Asia-Pacific Region
                              USA

John A. Ehinger               Eleven Madison Avenue      Co-Head of the Equity Division             United States
                              New York, NY 10010
                              USA

James P. Healy                Eleven Madison Avenue      Co-Head of the Fixed Income Division       United States
                              New York, NY 10010
                              USA

James E. Kreitman             Eleven Madison Avenue      Co-Head of the Equity Division             United States
                              New York, NY 10010
                              USA

Jerry Wood                    Eleven Madison Avenue      Co-Head of the Fixed Income Division       United States
                              New York, NY 10010
                              USA

Barbara A. Yastine            Eleven Madison Avenue      Chief Financial Officer                    United States
                              New York, NY 10010
                              USA

Joanne Pace                   Eleven Madison Avenue      Global Head of Human Resources             United States
                              New York, NY 10010
                              USA


                                                   SCHEDULE A-2

                       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc.
is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address           Title                                      Citizenship
----                          ----------------           -----                                      -----------

John J. Mack                  Eleven Madison Avenue      President, Chief Executive Officer         United States
                              New York, NY 10010         and Board Member
                              USA

Stephen R. Volk               Eleven Madison Avenue      Board Member                               United States
                              New York, NY 10010
                              USA

Adebayo O. Ogunlesi           Eleven Madison Avenue      Managing Director                          Nigeria
                              New York, NY 10010
                              USA

Brady W. Dougan               Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Carlos Onis                   Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

D. Wilson Ervin               Eleven Madison Avenue
                              New York, NY 10010         Managing Director                          United States
                              USA

David C. Fisher               Eleven Madison Avenue      Managing Director, Chief Accounting        United States
                              New York, NY 10010         Officer and Controller
                              USA

Gary G. Lynch                 Eleven Madison Avenue      Managing Director and General Counsel      United States
                              New York, NY 10010
                              USA

Jeffrey H. Salzman            Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Lewis H. Wirshba              Eleven Madison Avenue      Managing Director and Treasurer            United States
                              New York, NY 10010
                              USA

Neil Moskowitz                Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Neil Radey                    Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Robert C. O'Brien             Eleven Madison Avenue      Managing Director and Chief                United States
                              New York, NY 10010         Credit Officer
                              USA

Eileen K. Murray              Eleven Madison Avenue      Director                                   United States
                              New York, NY 10010
                              USA


                                                   SCHEDULE A-3

                    EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston
(USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address           Title                                      Citizenship
----                          ----------------           -----                                      -----------

Brian D. Finn                 Eleven Madison Avenue      President, Chief Executive Officer         United States
                              New York, NY 10010         and Board Member
                              USA

Stephen R. Volk               Eleven Madison Avenue      Managing Director and Board Member         United States
                              New York, NY 10010
                              USA

Adebayo O. Ogunlesi           Eleven Madison Avenue      Board Member, Managing Director and        Nigeria
                              New York, NY 10010         Head of Global Investment Banking
                              USA

Eileen K. Murray              Eleven Madison Avenue      Board Member and Managing Director         United States
                              New York, NY 10010
                              USA

Brady W. Dougan               Eleven Madison Avenue      Head of the Securities Division and Board  United States
                              New York, NY 10010         Member
                              USA

Andrew B. Federbusch          Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Barbara A. Yastine            Eleven Madison Avenue      Board Member and Managing Director         United States
                              New York, NY 10010
                              USA

Jeffrey H. Salzman            Eleven Madison Avenue      Managing Director and Head of Private      United States
                              New York, NY 10010             Client Services
                              USA

D. Wilson Ervin               Eleven Madison Avenue      Head of Strategic Risk Management          United States
                              New York, NY 10010
                              USA

David C. Fisher               Eleven Madison Avenue      Chief Financial and Accounting Officer     United States
                              New York, NY 10010
                              USA

Gary G. Lynch                 Eleven Madison Avenue      Managing Director and General Counsel      United States
                              New York, NY 10010
                              USA

Neil Radey                    Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Lewis H. Wirshba              Eleven Madison Avenue      Treasurer                                  United States
                              New York, NY 10010
                              USA

Robert C. O'Brien             Eleven Madison Avenue      Chief Credit Officer                       United States
                              New York, NY 10010
                              USA


                                                   SCHEDULE A-4

                        EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is
Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address           Title                                      Citizenship
----                          ----------------           -----                                      -----------

John J. Mack                  Eleven Madison Avenue      President, Chief Executive Officer         United States
                              New York, NY 10010         and Member of the Board of Managers
                              USA

David C. Fisher               Eleven Madison Avenue      Chief Financial Officer and Member         United States
                              New York, NY 10010         of the Board of Managers
                              USA

Carlos Onis                   Eleven Madison Avenue      Board Member and Member of the             United States
                              New York, NY 10010         Board of Managers
                              USA

Brady W. Dougan               Eleven Madison Avenue      Board Member and Managing Director         United States
                              New York, NY 10010
                              USA

D. Wilson Ervin               Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Frank J. DeCongelio           Eleven Madison Avenue      Head of Operations                         United States
                              New York, NY 10010
                              USA

Lewis H. Wirshba              Eleven Madison Avenue      Treasurer                                  United States
                              New York, NY 10010
                              USA

Robert C. O'Brien             Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Gary G. Lynch                 Eleven Madison Avenue      Managing Director and General              United States
                              New York, NY 10010         Counsel
                              USA


                                             SCHEDULE A-5

                    EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON
                                      (INTERNATIONAL) HOLDING AG

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (International) Holding AG. The
business address of Credit Suisse First Boston (International) Holding AG is Bahnhofstrasse 17, P.O.
Box 234, CH-6301 Zug, Switzerland.

Name                          Business Address           Title                          Citizenship
----                          ----------------           -----                          -----------

Barbara A Yastine             11 Madison Avenue          President, President of        United States
                              New York, NY 10010         the Board of Directors

Friedemann Renz               Uetlibergstrasse 231       Corporate Secretary            Germany
                              CH-8045 Zurich,
                              Switzerland

Marc Adam                     One Cabot Square,          Director                       Switzerland
                              London E14 4QJ,
                              Great Britain

Marco M. Illy                 Bahnhofstrasse 17          Director                       Switzerland
                              P.O. Box 234
                              CH-6301 Zug,
                              Switzerland

Andre Lamprecht               Uetlibergstrasse 231       Director                       Switzerland
                              CH-8045 Zurich,
                              Switzerland

Fritz Muller                  Nuschelerstrasse 1         Director                       Switzerland
                              CH-8001, Zurich,
                              Switzerland

Agnes F. Reicke               Uetlibergstrasse 231       Director                       Switzerland
                              CH-8045 Zurich,
                              Switzerland


                                         SCHEDULE A-6

        EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (UK) INVESTMENTS


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK)
Investments. The business address of Credit Suisse First Boston (UK) Investments is One Cabot
Square, London, UK, E14 4QJ.

Name                          Business Address           Title                  Citizenship
----                          ----------------           -----                  -----------

Nigel Paul Bretton            One Cabot Square,          Director               British
                              London E14 4QJ,
                              Great Britain

Costas P. Michaelides         One Cabot Square,          Director               United States
                              London E14 4QJ,
                              Great Britain

Kevin Lester Studd            One Cabot Square,          Director               British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary      British
                              London E14 4QJ,
                              Great Britain


                                            SCHEDULE A-7

            EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON MANAGEMENT AG

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Management AG. The business address of Credit Suisse First Boston Management AG is Uetlibergstrasse 231, P.O. Box 990, CH-8070
Zurich, Switzerland.

Name                          Business Address           Title                          Citizenship
----                          ----------------           -----                          -----------

Andrea Wieland                Uetlibergstrasse 231       President, President of        Switzerland
                              CH-8045 Zurich,            the Board of Directors
                              Switzerland

Claude Jehle                  Uetlibergstrasse 231       Corporate Secretary            Switzerland
                              CH-8045 Zurich,
                              Switzerland

Madeleine Fink                Uetlibergstrasse 231       Director                       Switzerland
                              CH-8045 Zurich,
                              Switzerland

Agnes F. Reicke               Uetlibergstrasse 231       Director                       Switzerland
                              CH-8045 Zurich,
                              Switzerland

Brigitte Spiess               Nuschelerstrasse 1         Director                       Switzerland
                              CH-8001, Zurich,
                              Switzerland


                                         SCHEDULE A-8

                EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON
                                   (UK) INVESTMENTS HOLDINGS

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK)
Investments Holdings. The business address of Credit Suisse First Boston (UK) Investments
Holdings is One Cabot Square, London, UK, E14 4QJ.

Name                          Business Address           Title                  Citizenship
----                          ----------------           -----                  -----------

Nigel Paul Bretton            One Cabot Square,          Director               British
                              London E14 4QJ,
                              Great Britain

Costas P. Michaelides         One Cabot Square,          Director               United States
                              London E14 4QJ,
                              Great Britain

Kevin Lester Studd            One Cabot Square,          Director               British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary      British
                              London E14 4QJ,
                              Great Britain


                                             SCHEDULE A-9

                    EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON
                                           (EUROPE) LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (Europe) Limited. The business address of Credit Suisse First Boston (Europe) Limited is One Cabot Square, London, UK, E14 4QJ.

Name                          Business Address           Title                           Citizenship
----                          ----------------           -----                           -----------

Tobias Guldimann              Paradeplatz 8,             Non-Executive Director          Swiss
                              CH-8070,
                              Zurich Switzerland

Ian Christopher Carter        One Cabot Square,          Director                        Canadian
                              London E14 4QJ,
                              Great Britain

James Kreitman                One Cabot Square,          Director                        United States
                              London E14 4QJ,
                              Great Britain

James Henry Leigh-Pemberton   One Cabot Square,          Director                        British
                              London E14 4QJ,
                              Great Britain

Costas P. Michaelides         One Cabot Square,          Director                        United States
                              London E14 4QJ,
                              Great Britain

Trevor Charles Price          One Cabot Square,          Director                        British
                              London E14 4QJ,
                              Great Britain

Philip Keebler Ryan           Paradeplatz 8,             Non-Executive Director          United States
                              CH-8070, Zurich
                              Switzerland

Hector William Hepburn        One Cabot Square,          Director                        British
Sants                         London E14 4QJ,
                              Great Britain

Richard Edward Thornburgh     11 Madison Avenue,         Non-Executive Director          United States
                              New York USA 10010

Graeme Russell                One Cabot Square,          Compliance Officer              British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary               British
                              London E14 4QJ,
                              Great Britain

Nigel Paul Bretton            One Cabot Square,          Finance Officer                 British
                              London E14 4QJ,
                              Great Britain


                                             SCHEDULE A-10

                                  EXECUTIVE OFFICERS AND DIRECTORS OF
                               CREDIT SUISSE FIRST BOSTON INTERNATIONAL

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston International. The business address of Credit Suisse First Boston International is One Cabot Square, London, UK, E14 4QJ.

Name                          Business Address           Title                           Citizenship
----                          ----------------           -----                           -----------

Tobias Guldimann              Paradeplatz 8,             Non-Executive Director          Swiss
                              CH-8070, Zurich
                              Switzerland

Ian Christopher Carter        One Cabot Square,          Director                        Canadian
                              London E14 4QJ,
                              Great Britain

James Kreitman                One Cabot Square,          Director                        United States
                              London E14 4QJ,
                              Great Britain

James Henry Leigh-Pemberton   One Cabot Square,          Director                        British
                              London E14 4QJ,
                              Great Britain

Costas P Michaelides          One Cabot Square,          Director                        United States
                              London E14 4QJ,
                              Great Britain

Trevor Charles Price          One Cabot Square,          Director                        British
                              London E14 4QJ,
                              Great Britain

Philip Keebler Ryan           Paradeplatz 8,             Non-Executive Director          United States
                              CH-8070, Zurich
                              Switzerland

Hector William Hepburn        One Cabot Square,          Non-Executive Director          British
Sants                         London E14 4QJ,
                              Great Britain

Richard Edward Thornburgh     11 Madison Avenue,         Non-Executive Director          United States
                              New York USA 10010

Graeme Russell                One Cabot Square,          Compliance Officer              British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary               British
                              London E14 4QJ,
                              Great Britain

Nigel Paul Bretton            One Cabot Square,          Finance Officer                 British
                              London E14 4QJ,
                              Great Britain


                                                 Schedule A-11

                                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                  CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Equities Limited. The business address of Credit
Suisse First Boston Equities Limited is One Cabot Square, London, UK, E14 4QJ.

Name                          Business Address           Title                                 Citizenship
----                          ----------------           -----                                 -----------

Nigel Paul Bretton            One Cabot Square,          Director and Finance Officer          British
                              London E14 4QJ,
                              Great Britain

Stuart Craig Eden             One Cabot Square,          Director                              New Zealand
                              London E14 4QJ,
                              Great Britain

James E. Kreitman             One Cabot Square,          Director                              United States
                              London E14 4QJ,
                              Great Britain

Costas P. Michaelides         One Cabot Square,          Director                              United States
                              London E14 4QJ,
                              Great Britain

Hector W.H. Sants             One Cabot Square,          Director                              British
                              London E14 4QJ,
                              Great Britain

Kevin Lester Studd            One Cabot Square,          Director                              British
                              London E14 4QJ,
                              Great Britain

Graeme Russell                One Cabot Square,          Compliance Officer                    British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Secretary                             British
                              London E14 4QJ,
                              Great Britain


                                   Schedule B

The following two tables list all trades effected by the Reporting Person in the Company's Shares between January 29, 2004 and February 13, 2004, inclusive.

The following Share trades were effected in ordinary trading on the London Stock Exchange.

Date               Entity               Buy/Sell        Quantity     Price (GBP)
JAN 29 2004        CSFB Equities        Buy                63,000          7.922
JAN 29 2004        CSFB Equities        Buy               976,736          7.910
JAN 29 2004        CSFB Equities        Sell              203,000          7.911
JAN 29 2004        CSFB Equities        Buy                63,000          7.922
JAN 29 2004        CSFB Equities        Buy               600,000          7.914
JAN 30 2004        CSFB Equities        Sell              750,000          7.924
JAN 30 2004        CSFB Equities        Buy               431,943          7.910
JAN 30 2004        CSFB Equities        Buy                11,251          7.910
JAN 30 2004        CSFB Equities        Buy               338,512          7.921
JAN 30 2004        CSFB Equities        Buy                30,100          7.922
JAN 30 2004        CSFB Equities        Sell                   55          7.910
FEB 02 2004        CSFB Equities        Buy               250,000          7.922
FEB 02 2004        CSFB Equities        Sell            1,150,000          7.915
FEB 02 2004        CSFB Equities        Sell              450,000          7.918
FEB 02 2004        CSFB Equities        Sell                3,176          8.117
FEB 02 2004        CSFB Equities        Buy                 2,800          7.910
FEB 02 2004        CSFB Equities        Buy                71,600          7.910
FEB 02 2004        CSFB Equities        Buy                 5,500          7.910
FEB 02 2004        CSFB Equities        Buy                 1,900          7.910
FEB 02 2004        CSFB Equities        Buy                91,800          7.910
FEB 02 2004        CSFB Equities        Buy                 7,900          7.910
FEB 02 2004        CSFB Equities        Buy                 6,700          7.910
FEB 02 2004        CSFB Equities        Buy                 1,600          7.910
FEB 02 2004        CSFB Equities        Buy             2,000,000          7.910
FEB 02 2004        CSFB Equities        Buy                20,300          7.910
FEB 02 2004        CSFB Equities        Buy                 7,700          7.910
FEB 02 2004        CSFB Equities        Buy                 1,900          7.910
FEB 02 2004        CSFB Equities        Buy                10,500          7.922
FEB 02 2004        CSFB Equities        Sell                3,667          7.919
FEB 02 2004        CSFB Equities        Sell                1,083          7.919
FEB 02 2004        CSFB Equities        Buy                27,900          7.910
FEB 02 2004        CSFB Equities        Buy                32,200          7.910
FEB 03 2004        CSFB Equities        Buy               100,000          7.903
FEB 03 2004        CSFB Equities        Sell                3,000          7.912
FEB 03 2004        CSFB Equities        Sell               47,000          7.912
FEB 03 2004        CSFB Equities        Sell              189,100          7.900
FEB 03 2004        CSFB Equities        Sell              300,000          7.897
FEB 03 2004        CSFB Equities        Sell            1,243,757          7.900
FEB 03 2004        CSFB Equities        Buy                 6,361          7.900
FEB 03 2004        CSFB Equities        Buy                 5,220          7.900
FEB 03 2004        CSFB Equities        Buy                 1,305          7.900
FEB 03 2004        CSFB Equities        Buy             1,468,023          7.900
FEB 03 2004        CSFB Equities        Buy                15,659          7.900
FEB 03 2004        CSFB Equities        Buy                 5,981          7.900
FEB 03 2004        CSFB Equities        Buy                 2,175          7.900
FEB 03 2004        CSFB Equities        Buy                55,513          7.900
FEB 03 2004        CSFB Equities        Buy                 4,295          7.900
FEB 03 2004        CSFB Equities        Buy                 1,468          7.900
FEB 03 2004        CSFB Equities        Buy                73,673          7.900
FEB 03 2004        CSFB Equities        Buy                 1,468          7.900
FEB 03 2004        CSFB Equities        Buy                20,172          7.900
FEB 03 2004        CSFB Equities        Buy                24,032          7.900
FEB 03 2004        CSFB Europe          Buy               189,100          7.900
FEB 04 2004        CSFB Equities        Sell              250,000          7.895
FEB 04 2004        CSFB Equities        Buy             1,413,123          7.894
FEB 04 2004        CSFB Equities        Buy             1,500,000          7.897
FEB 04 2004        CSFB Equities        Buy             2,138,520          7.897
FEB 04 2004        CSFB Equities        Sell            5,051,643          7.896
FEB 04 2004        CSFB Equities        Sell            2,378,493          7.897
FEB 04 2004        CSFB Equities        Buy                12,805          7.896
FEB 04 2004        CSFB Equities        Buy                15,580          7.896
FEB 04 2004        CSFB Equities        Buy                 3,895          7.896
FEB 04 2004        CSFB Equities        Buy             4,397,797          7.896
FEB 04 2004        CSFB Equities        Buy                46,741          7.896
FEB 04 2004        CSFB Equities        Buy                17,819          7.896
FEB 04 2004        CSFB Equities        Buy                 6,525          7.896
FEB 04 2004        CSFB Equities        Buy               165,387          7.896
FEB 04 2004        CSFB Equities        Buy               216,552          7.896
FEB 04 2004        CSFB Equities        Buy                18,739          7.896
FEB 04 2004        CSFB Equities        Buy                 4,232          7.896
FEB 04 2004        CSFB Equities        Buy                 4,232          7.896
FEB 04 2004        CSFB Equities        Buy                12,800          7.896
FEB 04 2004        CSFB Equities        Buy                 5,019          7.896
FEB 04 2004        CSFB Equities        Buy                67,775          7.896
FEB 04 2004        CSFB Equities        Buy                77,796          7.896
FEB 05 2004        CSFB Equities        Sell              857,526          7.896
FEB 05 2004        CSFB Equities        Sell              250,000          7.892
FEB 05 2004        CSFB Equities        Buy                 1,309          7.900
FEB 06 2004        CSFB Equities        Sell              500,000          7.919
FEB 06 2004        CSFB Equities        Buy             3,000,000          7.900
FEB 06 2004        CSFB Equities        Sell              249,174          7.904
FEB 09 2004        CSFB Equities        Buy             1,051,367          7.900
FEB 09 2004        CSFB Equities        Buy                95,346          7.883
FEB 09 2004        CSFB Equities        Buy                 2,830          7.900
FEB 09 2004        CSFB Equities        Sell              100,000          7.907
FEB 09 2004        CSFB Europe          Sell            1,051,367          7.900
FEB 10 2004        CSFB Equities        Sell                5,594          7.903
FEB 10 2004        CSFB Equities        Sell            1,175,000          7.914
FEB 10 2004        CSFB Equities        Sell            1,175,000          7.914
FEB 10 2004        CSFB Equities        Buy               495,610          7.902
FEB 10 2004        CSFB Equities        Sell                  690          7.905
FEB 10 2004        CSFB LLC             Buy                 3,061          7.905
FEB 10 2004        CSFB Equities        Buy               703,530          7.902
FEB 10 2004        CSFB Equities        Buy                17,406          7.902
FEB 10 2004        CSFB Equities        Sell               86,241          7.905
FEB 10 2004        CSFB Equities        Sell                3,061          7.905
FEB 10 2004        CSFB LLC             Sell                3,061          7.905
FEB 10 2004        CSFB Equities        Sell                3,061          7.905
FEB 10 2004        CSFB Equities        Buy                 6,455          7.905
FEB 10 2004        CSFB Europe          Sell              495,610          7.902
FEB 11 2004        CSFB Equities        Sell           15,000,000          7.900
FEB 11 2004        CSFB Equities        Sell           15,000,000          7.900
FEB 11 2004        CSFB Equities        Buy                32,165          7.908
FEB 11 2004        CSFB Equities        Sell               86,241          7.915
FEB 12 2004        CSFB Equities        Buy                66,000          7.910
FEB 12 2004        CSFB Equities        Sell              297,165          7.925
FEB 12 2004        CSFB Equities        Buy               100,000          7.920
FEB 12 2004        CSFB Equities        Buy               100,000          7.925
FEB 12 2004        CSFB Equities        Buy                39,000          7.910
FEB 13 2004        CSFB Equities        Buy                 1,010          7.925
FEB 13 2004        CSFB Equities        Sell              250,000          7.933
FEB 13 2004        CSFB Equities        Buy                 2,609          7.925
FEB 13 2004        CSFB Equities        Buy                 1,418          7.925
FEB 13 2004        CSFB Equities        Buy                18,676          7.925
FEB 13 2004        CSFB Equities        Sell               20,134          7.930
FEB 13 2004        CSFB Equities        Buy               807,160          7.925
FEB 13 2004        CSFB Equities        Buy                91,112          7.925
FEB 13 2004        CSFB LLC             Buy               807,160          7.925
FEB 13 2004        CSFB LLC             Buy                91,112          7.925
FEB 13 2004        CSFB-Int             Buy                20,134          7.930
FEB 13 2004        CSFB-Int             Sell                1,418          7.925
FEB 13 2004        CSFB-Int             Sell               18,676          7.925
FEB 13 2004        CSFB LLC             Sell              807,160          7.925
FEB 13 2004        CSFB LLC             Sell               91,112          7.925
FEB 13 2004        CSFB Equities        Sell              171,156          7.930
FEB 13 2004        CSFB Equities        Sell               28,747          7.925
FEB 13 2004        CSFB Equities        Sell               50,000          7.925




The following Share trades were effected in ordinary trading on Olso Bors.

Date               Entity               Buy/Sell        Quantity     Price (NOK)
FEB 03 2004        CSFB Europe          Sell               89,100        100.250
FEB 03 2004        CSFB Europe          Sell              100,000        100.250
FEB 09 2004        CSFB Europe          Sell               25,000        101.000
FEB 09 2004        CSFB LLC             Sell               90,100        100.482
FEB 09 2004        CSFB LLC             Sell               59,220        100.482
FEB 09 2004        CSFB LLC             Sell              383,360        100.482
FEB 09 2004        CSFB LLC             Sell               70,618        100.482
FEB 09 2004        CSFB LLC             Sell                9,620        100.482
FEB 09 2004        CSFB LLC             Sell              210,470        100.482
FEB 09 2004        CSFB LLC             Sell                2,100        100.482
FEB 09 2004        CSFB LLC             Sell               43,900        100.482
FEB 09 2004        CSFB LLC             Sell               38,579        100.482
FEB 09 2004        CSFB LLC             Sell               18,900        100.482
FEB 09 2004        CSFB LLC             Sell              199,500        100.482
FEB 09 2004        CSFB Europe          Buy                90,100        100.482
FEB 09 2004        CSFB Europe          Buy                59,220        100.482
FEB 09 2004        CSFB Europe          Buy               383,360        100.482
FEB 09 2004        CSFB Europe          Buy                70,618        100.482
FEB 09 2004        CSFB Europe          Buy                 9,620        100.482
FEB 09 2004        CSFB Europe          Buy               210,470        100.482
FEB 09 2004        CSFB Europe          Buy                 2,100        100.482
FEB 09 2004        CSFB Europe          Buy                43,900        100.482
FEB 09 2004        CSFB Europe          Buy                38,579        100.482
FEB 09 2004        CSFB Europe          Buy                18,900        100.482
FEB 09 2004        CSFB Europe          Buy               199,500        100.482
FEB 09 2004        CSFB LLC             Buy                90,100        100.482
FEB 09 2004        CSFB LLC             Buy                59,220        100.482
FEB 09 2004        CSFB LLC             Buy               383,360        100.482
FEB 09 2004        CSFB LLC             Buy                70,618        100.482
FEB 09 2004        CSFB LLC             Buy                 9,620        100.482
FEB 09 2004        CSFB LLC             Buy               210,470        100.482
FEB 09 2004        CSFB LLC             Buy                 2,100        100.482
FEB 09 2004        CSFB LLC             Buy                43,900        100.482
FEB 09 2004        CSFB LLC             Buy                38,579        100.482
FEB 09 2004        CSFB LLC             Buy                18,900        100.482
FEB 09 2004        CSFB LLC             Buy               199,500        100.482
FEB 09 2004        CSFB Europe          Sell               50,000        100.500
FEB 10 2004        CSFB LLC             Sell              128,680        101.844
FEB 10 2004        CSFB LLC             Sell               42,515        101.844
FEB 10 2004        CSFB LLC             Sell               34,820        101.844
FEB 10 2004        CSFB LLC             Sell              282,805        101.844
FEB 10 2004        CSFB LLC             Sell                6,790        101.844
FEB 10 2004        CSFB Europe          Buy               128,680        101.844
FEB 10 2004        CSFB Europe          Buy                42,515        101.844
FEB 10 2004        CSFB Europe          Buy                34,820        101.844
FEB 10 2004        CSFB Europe          Buy               282,805        101.844
FEB 10 2004        CSFB Europe          Buy                 6,790        101.844
FEB 10 2004        CSFB LLC             Buy               128,680        101.844
FEB 10 2004        CSFB LLC             Buy                42,515        101.844
FEB 10 2004        CSFB LLC             Buy                34,820        101.844
FEB 10 2004        CSFB LLC             Buy               282,805        101.844
FEB 10 2004        CSFB LLC             Buy                 6,790        101.844
FEB 12 2004        CSFB LLC             Sell                6,940        103.400
FEB 12 2004        CSFB Europe          Buy                 6,940        103.400
FEB 12 2004        CSFB LLC             Buy                 6,940        103.400
FEB 13 2004        CSFB Europe          Sell                   25        103.000
FEB 13 2004        CSFB Europe          Sell                6,900        103.250




The following table lists all trades effected by the Reporting Person in the Company's ADRs. All ADR trades were effected in ordinary trading on the New York Stock Exchange.

Date               Entity               Buy/Sell        Quantity     Price (USD)
JAN 30 2004        CSFB LLC             Sell                  400          71.91
JAN 30 2004        CSFB LLC             Buy                   100          72.05
JAN 30 2004        CSFB LLC             Buy                   100          72.14
FEB 02 2004        CSFB LLC             Sell                  200          72.14
FEB 02 2004        CSFB LLC             Buy                   100          72.24
FEB 02 2004        CSFB LLC             Buy                   200          72.14
FEB 03 2004        CSFB LLC             Buy                   100          72.24
FEB 03 2004        CSFB LLC             Buy                   100          72.58
FEB 04 2004        CSFB LLC             Buy                   100          72.58
FEB 04 2004        CSFB LLC             Buy                   100          72.49
FEB 04 2004        CSFB LLC             Buy                   100          72.49
FEB 05 2004        CSFB LLC             Buy                   200          72.49
FEB 05 2004        CSFB LLC             Sell                  200          72.60
FEB 06 2004        CSFB LLC             Sell                  200          72.60
FEB 10 2004        CSFB LLC             Sell                  100          73.93
FEB 11 2004        CSFB LLC             Sell                  100          73.93
FEB 12 2004        CSFB LLC             Sell                  700          74.82
FEB 13 2004        CSFB LLC             Sell                  700          74.82
FEB 13 2004        CSFB LLC             Sell                  100          74.53
JAN 30 2004        CSFB LLC             Buy                   400          71.91
FEB 12 2004        CSFB LLC             Buy                   700          74.82